SECURITI 05036580 SION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH. D.C. 213

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
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| 8 – 65931 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG PARTNERS INSTITUTIONAL SERVICES LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BROADWAY, 30TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SCHALLES (212) 433-7794
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, MARK SCHALLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL A. GALLAS
NOTARY PUBLIC
NEW JERSEY
My Commission Expires March 29, 2005

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITOR'S REPORT

To the Member of
Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of
Kellogg Capital Group, LLC:

We have audited the accompanying statement of financial condition of Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of Kellogg Capital Group, LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of Kellogg Capital Group, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Stats of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio + Associates, L.L.P.

New York, New York
February 18, 2005

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC

A WHOLLY OWNED SUBSIDIARY OF

KELLOGG CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITOR'S REPORT

To the Member of
Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of
Kellogg Capital Group, LLC:

We have audited the accompanying statement of financial condition of Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of Kellogg Capital Group, LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of Kellogg Capital Group, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 18, 2005

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC
A WHOLLY OWNED SUBSIDIARY OF KELLOGG CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| Cash | $ 38,213 |
| Commissions receivable | 39,759 |
| Due from broker | 501,199 |
| Fixed assets (net of accumulated depreciation of $41,806) | 54,606 |
| Other assets | 8,302 |
| TOTAL ASSETS | $ 642,079 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 48,218 |
| Payable to affiliate | 22,198 |
| Payable to parent company | 31,008 |
| TOTAL LIABILITIES | 101,424 |
| Member's equity | 540,655 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 642,079 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kellogg Partners Institutional Services, LLC (the "Company") was organized in the State of New York in February 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), the New York Stock Exchange, Inc. (the "NYSE") and the Securities Investor Protection Corporation ("SIPC"). The Company does not receive or hold funds or securities for, nor owe funds or securities to, customers.

The Company provides execution services for institutional customers on the floor of the NYSE and through riskless principal transactions for listed and over-the-counter traded securities.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with general accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records securities transactions and commission revenue and related expenses on a trade-date-basis.

## NOTE 2. COMMISSIONS RECEIVABLE

The commissions receivable shown on the statement of financial condition is due from the Company's clearing broker (Spear, Leeds & Kellogg). The Company introduces its customer transactions to this clearing broker, which are governed by the terms of a clearance agreement. In connection with the clearance agreement, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain as it relates to the Company's introduced customer transactions.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2004, the Company had net capital of $477,747 that exceeded their requirements by $470,985.

NOTE 4. SIGNIFICANT GOUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of December 31, 2004, there were no significant customer accounts having unsecured debit balances that presented any risk.

NOTE 5. COMMITMENTS

The Company has three seat leases for its operations on the NYSE that expire in the year 2005. The base monthly seat lease payments are approximately $35,000 in total for the three seat leases. The lease agreements contain provisions to terminate each lease.

The Company also has a cancelable month-to-month lease agreement on its office space. The monthly office rent is approximately $7,000.

NOTE 6. PAYABLE TO PARENT COMPANY AND AFFILIATE

The payable to parent company and affiliate on the statement of financial condition relate to the Company's shares of expenses paid on behalf of the Company by these parties.

## NOTE 7. INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's subsidiary level.